ESOP NOTE
										February 22, 2002

$1,500,000	                                               Des Plaines, Illinois


FOR VALUE RECEIVED, the CoVest Bancshares, Inc. Employee Stock Ownership Plan Trust("Borrower") hereby unconditionally promises to pay to the order of CoVest Banc National Association, ("Lender"), at its office at Des Plaines, Illinois, or at any other place that the holder of this Note may designate from time to time in writing, the sum of One Million Five Hundred Thousand Dollars ($1,500,000). Borrower shall pay to Lender interest on the principal balance remaining unpaid each June 30th and December 31st at the Lender's prime rate as of the preceding anniversary date of the Note for each year, computed on the basis of a 360 day year for the actual number of days elapsed, until this Note is paid in full. The principal on this Note shall be payable in 30 semi-annual installments of Fifty Thousand Dollars ($50,000), plus accrued interest, beginning on June 30, 2002 and continuing on each June 30th and December 31st thereafter, with a final payment due on December 31, 2016. Borrower's final payment will be for all principal and all accrued interest not yet paid. If any payment due under this Note becomes payable on a Saturday, Sunday, or legal holiday under the laws of the State of Illinois or of the United States, the due date shall be extended to the next succeeding business day, and interest shall be payable during the extension at the rate specified above.

This Note evidences a loan made pursuant to a Loan Agreement between Lender and Borrower dated February 22, 2002 (the "Loan Agreement"). Reference is made to the Loan Agreement for a statement of the terms and conditions under which the loan evidenced by this Note is made.

Borrower may prepay this Note, in part or in full, at any time and from time to time, without penalty or premium. Except as otherwise agreed in the Loan Agreement, payments received by Lender from Borrower on this Note shall be applied first to the payment of interest which is due and payable and only thereafter to the outstanding principal balance.

This Note evidences the obligation of Borrower to repay a loan that it has taken out for the purpose of purchasing stock of CoVest Bancshares, Inc. ("Company") for the benefit of the participants in Company's employee stock ownership plan (the "Plan"). Notwithstanding anything to the contrary stated above, the payments made pursuant to this Note during any fiscal year of the Plan shall not exceed an amount equal to (a) the sum of the contributions made by Company to the Plan during that year and during all prior years to enable Borrower to meet its obligations under this Note, plus the earnings attributable to the investment of those contributions and the earnings attributable to the shares of stock of Company purchased with the proceeds of the loan evidenced by this Note, less (b) all payments made by Borrower under this Note in prior years.

This Note is secured by shares of Company's stock pursuant to a Stock Pledge Agreement, dated the date of this Note, and is without recourse against either Borrower or the Plan.

Whenever in this Note there is reference made to Lender or Borrower, that reference shall be deemed to include, as applicable, a reference to the respective successors and assigns of Lender and Borrower. The provisions of this Note shall be binding upon and shall inure to the benefit of the successors and assigns of Lender and Borrower.

This Note has been signed, delivered, and accepted at Des Plaines, Illinois and shall be interpreted in accordance with the laws of the State of Illinois.


CoVest Bancshares, Inc. Employee Stock Ownership Plan Trust



/s/ JAMES L. ROBERTS                  /s/ PAUL A. LARSEN
James L. Roberts, Trustee             Paul A. Larsen, Trustee


/s/ BARBARA A. BUSCEMI
Barbara A. Buscemi, Trustee